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               UNITED STATES                        OMB APPROVAL
     SECURITIES AND EXCHANGE COMMISSION             ============================
            Washington, D.C. 20549                  OMB Number: 3235-0145
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                                                    Expires: October 31, 2002
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                                                    Estimated average burden
                 SCHEDULE 13G                       hours per response. . . 14.9
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                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           BOWL AMERICA INCORPORATED
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                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)

                                    102565108
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                                 (CUSIP Number)

                               December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 102565108

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1.    Name of Reporting Person.
      Ruth E. Macklin
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2.    Check the Appropriate Box if a Member of a Group       (a)[ ]
      (See Instructions)                                     (b)[ ]
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3.    SEC Use Only

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4.    Citizenship or Place of Organization:  U.S.A.

Number of       5.          Sole Voting Power                     225,285
Shares
Beneficially    6.          Shared Voting Power                   393,823
Owned by Each
Reporting       7.          Sole Dispositive Power                225,285
Person With
                8.          Shared Dispositive Power              393,823

9.    Aggregate Amount Beneficially Owned by Each Reporting       619,108
      Person

10.   Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)

11.   Percent of Class Represented by Amount in Row (9)           16.10%

12.   Type of Reporting Person (See Instructions)                 IN

Item 1.    (a)   Name of Issuer: Bowl America Incorporated

           (b)   Address of Issuer's Principal Executive Offices:
                                        6446 Edsall Road
                                        Alexandria, VA 22312

Item 2.    (a)   Name of Person Filing: Ruth E. Macklin

           (b)   Address of Principal Business Office or, if none, Residence:
                                        170 East 77th St. (Apt. 8D)
                                        New York, New York  10021

           (c)   Citizenship: USA

           (d)   Title of Class of Securities:  Class A Common Stock

           (e)   CUSIP Number: 102565108

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
           Not applicable

Item 4.    Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)   Amount beneficially owned:  619,108 shares.
                                             --------------
           (b)   Percent of class:  16.10%
                                    ------
           (c)   Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote
                       225,285 shares.
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                 (ii)  Shared power to vote or to direct the vote
                       393,823 shares.
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                 (iii) Sole power to dispose or to direct the disposition
                       of 225,285 shares.
                          --------------
                 (iv) Shared power to dispose or to direct the disposition of 393,823 shares.
                          --------------

     At December 31, 2001, the issuer had a total of 3,660,882 shares of Class A Common Stock (which class is registered under Section 12(b) of the Securities Exchange Act of 1934) outstanding and 1,487,236 shares of Class B Common Stock (which class is not publicly held) outstanding. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The following table sets forth information relating to the beneficial ownership of Class A Common Stock by the reporting person:

     (a)               (b)                   (c)                     (d)
  Number of          Number of        Number of shares of      Assumed Number of      Column (c)
Shares of Class   shares of Class      Class A Common        Outstanding Shares         as a
  A Common           B Common         Stock Beneficially      of Class A Common       Percent of
 Stock Owned       Stock Owned              Owned                   Stock             Column (d)
 -----------       -----------              -----                   -----             ----------
  435,701(1)         183,407(2)             619,108              3,844,289                16.10%

(1)  Includes 112,662 shares held directly, 19,586 shares held as co-trustee, 52,337 shares held as co-trustee and 251,116 shares held by the ESOP of which Ms. Macklin is co-trustee.

(2)  Includes 112,623 shares owned directly, 19,586 shares held as co-trustee and 51,198 shares held as co-trustee.

      Ms. Macklin disclaims beneficial ownership of the shares of Class A Common Stock owned by the issuer's 1987 Employee Stock Ownership Plan, if which she is co-trustee. The co-trustees have the right to vote the Class A Common Stock in the trust subject to the direction of employees with respect to shares allocated to their accounts.


Item 5.    Ownership of Five Percent or Less of a Class
             Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
             Not applicable.

Item 8.    Identification and Classification of Members of the Group
     The persons filing this Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934 are identified in Item 2 above.

Item 9.    Notice of Dissolution of Group
            Not applicable.

Item 10.   Certification
            Not applicable

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       Date:            February 5, 2002

                       Signature:       /s/ Ruth E. Macklin
                                        ------------------------
                                        Ruth E. Macklin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations